Exhibit 99.1

360 DigiTech Announces the Return of 360 Jietiao to App Stores

SHANGHAI, August 9, 2021 -- 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a data driven, technology empowered digital platform, today announced that its 360 Jietiao app (the “App”) is being restored to app stores for downloads in succession. For purposes of optimizing the product design and offering improved user data privacy protection, the App was temporarily taken offline by the Cyberspace Administration of China in July, and new downloads of the App were suspended at the same time. The temporary suspension of new downloads did not have material adverse impacts on the Company’s operations.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a data driven, technology empowered digital platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws and regulations governing the online consumer finance industry and online microcredit companies, the recognition of the Company’s brand, market acceptance of the Company’s products, trends and developments in the consumer finance industry, governmental policies relating to the consumer finance industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech
E-mail: ir@360shuke.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-138-0111-0739
E-mail: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

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